September 17, 2002

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.—Mailstop 4-6
Washington, D.C. 20549

RE: ACCPAC INTERNATIONAL, INC.
REGISTRATION STATEMENT ON FORM S-1
(FILE NO. 333-56657)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, ACCPAC International, Inc. ("ACCPAC") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits thereto, Commission File No. 333-56657 (the "Registration Statement"). The Registration Statement was originally filed on June 11, 1998.

The Registration Statement is more than four years old, and it was never declared effective by the Securities and Exchange Commission. None of ACCPAC's securities have been sold under the Registration Statement, and ACCPAC no longer intends to use the Registration Statement to offer any of its securities. As a result, ACCPAC hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned at ACCPAC International, Inc., 6700 Koll Center Parkway, Pleasanton, CA 94566 and to Andrea Vachss at Covington & Burling, One Front Street, San Francisco, CA 94111.

If you have any questions regarding this letter, please contact Andrea Vachss of Covington & Burling at (415) 591-7069.

Sincerely, ACCPAC International, Inc.
By:	/s/ DONNAT LETTMAN
Donnat Lettman, Senior Vice President and Chief Financial Officer